

March 2, 2011

Mr. Richard Shao
Chief Financial Officer
Sterling Group Ventures, Inc.
900-789 West Pender Street
Vancouver, BC V6C 1H2 Canada

> **RE:** **Sterling Group Ventures Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed August 27, 2010**
> **Form 8-K Filed October 21, 2010**
> **Form 8-K Filed November 16, 2010**
> **File No. 0-51775**

Dear Mr. Shao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statements on page 15 of your Form 10-K that you have entered into joint venture agreements to explore and develop mineral properties located in China and you have not yet determined whether these properties contain reserves that are economically recoverable. However, we note in some of your periodic filings, you refer to resources. For example, we note your 8-K filed on October 21, 2010 in which you state your GP Property holds 58.16 million tonnes of phosphate resources with a grade of 19.8% P_2O_5. Additionally, we note your 8-K filed on November 16, 2010 with respect to the Shimen Phosphate Mine in which you state the Property hosts 36 million tonnes of ore with a grade of approximately 17.5% P_2O_5. Only proven and probable reserves may be reported in filings with the Securities and Exchange Commission. If your resource

complies with the definition of a proven and probable reserve as defined by Section (A) of Industry Guide 7 please revise your documents to so indicate. If you do not have a proven or probable reserve, please modify your documents accordingly.

2.   Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation which establishes the legal, technical, and economic feasibility of any mineralization in which you designate as a reserve, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief